SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

          Series N 5.750% Senior Notes due April 15, 2023 (the "Series N Notes")

          Series O 5.90% Senior Notes due April 15, 2033 (the "Series O Notes")

          Series P Floating Rate Senior Notes due April 15, 2005 (the "Series P Notes" and, together with the Series N Notes and the Series O Notes, the "Notes")

Item 2.  Issue, renewal or guaranty.

          The Notes:        Issue

Item 3.  Principal amount of each security.

          The Series N Notes:       $100,000,000

          The Series O Notes:       $150,000,000

          The Series P Notes:       $50,000,000



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Item 4.  Rate of interest per annum of each security.

          The Series N Notes:       5.750%

          The Series O Notes:       5.90%

          The Series P Notes:       reset quarterly based on the three-month
                                    LIBOR plus 0.10%

Item 5. Date of issue, renewal or guaranty of each security.

        The Notes:                  April 15, 2003

Item 6. If renewal of security, give date of original issue.

          Not Applicable

Item 7.  Date of maturity of each security.

          The Series N Notes:       April 15, 2023

          The Series O Notes:       April 15, 2033

          The Series P Notes:       April 15, 2005

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

          The Company issued and sold the Series N Notes to Banc One Capital Markets, Inc., Goldman, Sachs & Co. and Blaylock & Partners, L.P., as the Underwriters, pursuant to an Underwriting Agreement dated April 11, 2003.

          The Company issued and sold the Series O Notes to Banc of America Securities LLC as the representative of the Underwriters named in the Underwriting Agreement dated April 10, 2003.

          The Company issued and sold the Series P Notes to Goldman, Sachs & Co., as the Underwriter, pursuant to an Underwriting Agreement dated April 11, 2003.

Item 9.  Collateral given with each security, if any.

          None


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Item 10. Consideration received for each security.

          The Series N Notes:      $99,101,000 (99.101% of the principal amount)

          The Series O Notes:      $145,275,000 (96.85% of the principal amount)

          The Series P Notes:      $50,000,000 (100% of the principal amount)

Item 11. Application of proceeds of each security.

          The proceeds from the sale of the Series N Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness.

          The proceeds from the sale of the Series O Notes will be used by the Company to repay at maturity all of its Series I 5.25% Senior Notes due May 8, 2003 currently outstanding in the aggregate principal amount of $150,000,000.

          The proceeds from the sale of the Series P Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.   the provisions contained in the first sentence of Section 6(b)___

          b.   the provisions contained in the fourth sentence of Section
               6(b)___

          c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          The Notes:         Rule 52




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Date:  April 22, 2003                      GEORGIA POWER COMPANY



                                           By: /s/Wayne Boston
                                                 Wayne Boston
                                             Assistant Secretary